UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-66293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1651 N. Collins, Suite 160
(No. and Street)

Richardson	Texas	75080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher N. Sifuentes — 972-644-6464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Swalm & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

555 Republic Dr., Suite 415	Plano	Texas	75074
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CNS Securities, LLC

Financial Statements
December 31, 2009

Together With Independent Auditors' Report

SWALM & ASSOCIATES, P.C.
Certified Public Accountants

CNS Securities, LLC

Financial Statements
December 31, 2009

TABLE OF CONTENTS

SWALM & ASSOCIATES, P.C.

Certified Public Accountants, Auditors and Consultants

555 Republic Drive, Suite 415
Plano, Texas 75074

Office (972) 516-8800
Fax (972) 787-2285

INDEPENDENT AUDITOR'S REPORT

To the Members of CNS Securities, LLC
Richardson, Texas

We have audited the accompanying statement of financial condition of CNS Securities, LLC as of December 31, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that your are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNS Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SWALM & ASSOCIATES, P.C.

Swalm & Associates, P.C.

February 12, 2010
Plano, Texas

CNS SECURITIES, LLC

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash and cash equivalents	$ 10,242
Accounts receivable - trade	2,134
Total Current Assets	12,376
Restricted funds	15,685
Total Assets	$ 28,061
LIABILITIES AND MEMBERS EQUITY	
Accounts payable - trade	$ 697
Accrued payroll taxes	913
Total Current Liabilities	1,610
Members' Equity	26,451
Total Liabilities and Members' Equity	$ 28,061

See accompanying notes to financial statements.

CNS SECURITIES, LLC

Statement of Operations
December 31, 2009

REVENUES	
Commissions and fees	$ 101,727
Other income	588
Interest income	62
Total Revenues	102,377
EXPENSES	
Commissions	43,946
Salaries and wages	14,223
Rent - office	12,000
Professional expense	7,320
Regulatory fees	4,504
Clearing charges	4,402
Telephone	2,400
Payroll taxes	1,176
Amortization expense	170
Office expenses	1,679
Other expenses	658
Total Expenses	92,478
Net Income	$ 9,899

See accompanying notes to financial statements.

CNS SECURITIES, LLC

Statement of changes in Members' Equity
December 31, 2009

MEMBERS' EQUITY - December 31, 2008	$ 16,552
2009 Net Income (Loss)	9,899
MEMBERS' EQUITY - December 31, 2009	$ 26,451

See accompanying notes to financial statements.

CNS SECURITIES, LLC

Statement of Cash Flows
December 31, 2009

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 9,899
Adjustments to Reconcile Net Loss to Net	
Cash Provided by Operating Activities	
Noncash Expenses	
Amortization	170
(Increase) decrease in:	
Accounts receivable	(976)
Restricted funds	(22)
Increase (decrease) in:	
Accounts Payable	(1,186)
Accrued liabilities	(985)
Net Cash Provided by Operating Activities	6,900
CASH FLOW FROM INVESTING ACTIVITIES	
	-
CASH FLOW FROM FINANCING ACTIVITIES	
	-
Net Increase in Cash for the Period	6,900
Cash - December 31, 2008	3,342
Cash - December 31, 2009	$ 10,242

See accompanying notes to financial statements.

CNS SECURITIES, LLC

Notes to Financial Statements
December 31, 2009

NOTE 1 – Organization and Nature of Business

CNS Securities, LLC ("CNS" or "the Company") was formed as a Texas limited liability company in June 2003. Mr. Chris Sifuentes of Richardson, Texas is the sole member. In June 2004, the National Association of Securities Dealers, Inc. ("NASD") approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. Active customer trading commenced in the fourth quarter of 2004, after Mr. Sifuentes completed the process necessary to transfer his client base from a previous broker-dealer to CNS.

The Company, which does not hold customer funds or safekeep customer securities, clears all transactions on a fully disclosed basis through an independent clearing firm.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Estimates and Assumptions - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect reported balances of assets and liabilities, disclosure of contingent assets and liabilities, and reported totals of revenues and expenses. Because the use of estimates is inherent in the financial reporting process, actual results may differ from estimates and such differences may be significant.

Income Taxes - For Federal income tax purposes, CNS, a limited liability company, has elected to be taxed as a corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect tax benefits that may not be realized.

NOTE 3 - Regulatory Requirements

The Company is required to maintain a minimum net capital of $5,000 pursuant to Securities and Exchange Commission Rule 15c3-1(a)(2)(vi).

Since CNS does not hold customer funds or securities and uses a separate firm to clear transactions, it meets the exemptive provisions of Paragraph (k)(2)(ii) and, accordingly, is not required to maintain customer reserves.

NOTE 4 – Restricted Funds

Restricted funds of $15,663 represents amounts deposited by the Company with its independent clearing firm as security for any potential shortages or losses that could arise with the clearing of future customer transactions.

NOTE 5 – Related Party Transactions

The Company's sole member, Mr. Chris Sifuentes, is the lessee of the office space occupied by CNS and CNS Insurance Services, LLC ("CNSI"), an affiliated company also owned by Mr. Sifuentes. Office rent and most operating expenses are allocated to CNS and CNSI at the member's discretion. In addition, significant income from the sale of variable life insurance or annuity products is allocated between the two entities at the discretion of Mr. Sifuentes. The existence of common control among CNS and CNSI could cause operating results or financial position to differ from those which might be obtained if these entities were completely autonomous.

Most commission expenses of the Company are paid to Mr. Sifuentes. In 2009 he received almost $44,000 in commissions.

Mr. Sifuentes signed a three year lease agreement for office space in Richardson, Texas. The lease began on February 1, 2006 and terminated January 31, 2009. CNS Securities subleases offices from the member, but has no formal commitment. In 2009 the Company paid $1,000 per month, or $12,000 total, in office rent to Mr. Sifuentes.

NOTE 6 – Income Taxes

Since inception, CNS has experienced no significant differences between financial and income tax accounting. Hence, no temporary differences have arisen to create a deferred tax liability or asset. Actual corporate income taxes have also been insignificant.

CNS SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2009

Total ownership from Statement of Financial Condition		$ 26,451
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		26,451
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	
Other allowable credits	-	
Total capital and allowable subordinated liabilities		26,451
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition		
Organization costs, net	-	
Related party accounts receivable	-	
Other non-allowable accounts receivable	(1,398)	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities	-	
Other deductions and/or charges	-	(1,398)
Other additions and/or credits		-
Net capital before haircuts on securities position		25,053
Haircuts on securities		(314)
Net capital		$ 24,739

Reconciliation with 4th quarter FOCUS report:

Net capital per 4th quarter FOCUS report	$ 24,739
Difference: Audit adjustments (net)	-
Net capital per above computation	$ 24,739

CNS SECURITIES, LLC

Exemptive Provisions
December 31, 2009

The Company claims an exemption from Rule 15c3-3 under the exemptive provisions of:

Paragraph (k)(2)(ii)	All customer transactions cleared through another broker-dealer on a fully disclosed basis.

CNS SECURITIES, LLC

Oath or Affirmation
December 31, 2009

I, **Chris Sifuentes**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **CNS Securities, LLC** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company, or any partner, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


ROSA AYALA
Notary Public
STATE OF TEXAS
My Comm. Exp. Aug. 03, 2012

2/24/2010

Signature Date

Title

Notary Public

This report contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Cash Flows
X (e) Statement of Changes in Member's Equity
(f) Statement of changes in liabilities subordinated to claims of general creditors
X (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-3
X Statement of exemptive provisions
(h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
(i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
(j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-3 and the computation for determination of the reserve requirements for brokers and dealers under Exhibit A of Rule 15c3-3
(k) A reconciliation between the audited and unaudited financial statements of financial condition with respect to methods of consolidation
X (l) An oath or affirmation
(m) A copy of the SIPOC supplemental report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X (o) Independent auditors' report on internal accounting control
(p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5

SWALM & ASSOCIATES, P.C.

Certified Public Accountants, Auditors and Consultants

555 Republic Drive, Suite 415
Plano, Texas 75074

Office (972) 516-8800
Fax (972) 787-2285

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To the Member
CNS Securities, LLC
Richardson, Texas

In planning and performing our audit of the financial statements of CNS Securities, LLC ("the Company") as of and for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements , but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate due to changes in conditions, or the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was or the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

SWALM & ASSOCIATES, P.C.

Swalm & Associates, P.C.

February 12, 2010
Plano, Texas